ORBIS

Warszaw , 2002-01-28

United States Securities
And Exchange Commission
Washington D.C. 20549
USA

RECEIVED
FEB 1 4 2002
466

Ref.: 82-5025

02015257

SUPPL

Dear Sirs,

Please find enclosed the text of the Currents reports no 1/2002, 2/2003 and 3/2002.

Best regards

Krzysztof Gerula

Vice-President

PROCESSED
FEB 2 5 2002
THOMSON
FINANCIAL

dw 2/21

ORBIS Spółka Akcyjna

Current report no 1/2002 dated January 25, 2002.

The Management Board of "Orbis" S.A. hereby informs that the Extraordinary General Assembly of "Orbis" S.A. Shareholders convened on January 25, 2002, adopted the following resolution:

Resolution no 1
concerning filling the vacancy in the Supervisory Board

The Extraordinary General Assembly of Shareholders appoints Mr. David Netser as member of the Supervisory Board.

Current report no 2/2002 dated January 25, 2002.

The Management Board "Orbis" S.A. hereby provides information concerning the person newly appointed to the Supervisory Board:

1. Date of appointment of the person supervising the issuer:
   January 25, 2002.

2. First and last names and age of the person supervising the issuer:
   DAVID NETSER, aged 39.

3. Indication of a function served in the issuer's business:
   Member of the Supervisory Board.

4. Education, qualifications and previous posts along with a description of professional career:

Education:	Master of Business Administration - INSEAD Business School Master of Law (LLB). Tel Aviv University Law School
Qualifications:	Vice-President of Deutsche Bank Real Estate Private Equity Group since 1997. Specialises in real property and hotel investments.
Posts:	Member of Supervisory Boards of: Shurgard Self Storage SCA (Belgium), REIB Europe Investments Ltd (UK), REIB Europe Operator Ltd (UK), REIB International Holdings (UK), Immobiliere Olive Belgique (Belgium).

5. Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

   Activity described under point 4. These activities are not competitive towards the business of the issuer. Mr. Netser does not participate in a competitive company, is not a member of the governing bodies in a corporate organization and does nor participate in another competitive legal person.

6. Information concerning registration of the person appointed to supervise the issuer contained in the Register of Insolvent Debtors, kept on the basis of the Act on the National Court Registry:

   Does not apply.

82-5025

Current report no 3/2002

Acting pursuant to Appendix No 3 to Resolution no 2 adopted by the Orbis' Management Board on January 22, 2002, Orbis S.A. hereby informs of the dates in 2002 on which its periodical financial reports will be made available to the Polish Securities and Exchanges Commission, the SEC, and the Polish Press Agency (PAP):

Quarterly reports:

Report for the first quarter of 2002.	April 30, 2002.
Report for the second quarter of 2002.	August 2, 2002.
Report for the third quarter of 2002.	November 5, 2002.
Report for the fourth quarter of 2002.	February 14, 2003.

Quarterly CONSOLIDATED reports:

Report for the first quarter of 2002.	May 15, 2002.
Report for the second quarter of 2002.	August 14, 2002.
Report for the third quarter of 2002.	November 14, 2002.
Report for the fourth quarter of 2002.	February 28, 2003.

Semi-annual report:

Report for the first 6 months of 2002.	August 30, 2002.

Semi-annual CONSOLIDATED report:

Report for the first 6 months of 2002.	October 30, 2002.

Annual report:

Annual report for the year 2002.	March 28, 2003.

Annual CONSOLIDATED report:

Annual consolidated report for the year 2002.	April 30, 2003.